FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 30, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRF Brasil Foods’ position with respect to SEAE’s report

BRF Brasil Foods wishes to emphasize that the SEAE report is only a stage in the anti-trust process. “It is a recommendation, not a ruling. We intend to strongly contest the  report with CADE, the body responsible for passing judgment on the question”, declares José Antônio Fay, BRF’s CEO.

The company believes that the report does not take into account the evidence and concrete arguments presented in the technical studies based on anti-trust methodologies developed by the McKinsey and Fagundes & Associados consultancies. These analyzes indicate that there is intense competition in the sector, a high degree of product substitution should prices eventually be increased, an absence of significant entry barriers to new competitors and the presence of major rival groups in the market. Above all, the proposed operation shows substantial synergies which will translate into better products at more competitive prices. “We are convinced that we have the arguments and information that justify unqualified approval”, adds Sadia’s CEO, Julio Cardoso.

The operation will create one of Brazil’s largest exporters, the new company already beginning its existence with about 42% of its sales to the overseas market,  equivalent to more than R$ 9 billion annually. With the united forces of Sadia  and Perdigão, the company will be able to expand its presence as a global competitor in the food product market, generating jobs, income, foreign currency and tax revenues in  Brazil. “Strangely, the SEAE report does not take into account BRF’s standing as a large exporter”, says Fay.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 30, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director